SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 07 December, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1 Transaction in Own Shares released on 04 November, 2009
EXHIBIT 1.2 Transaction i Own shares released on 6 November, 2009

EXHIBIT 1.3 Transaction in Own Shares released on 9 November, 2009

EXHIBIT 1.4 Transaction in Own Shares released on 10 November, 2009

EXHIBIT 1.5 Director/PDMR Shareholding relased on 10 November, 2009

EXHIBIT 1.6 Transaction in Own Shares released on 13 November, 2009

EXHIBIT 1.7 Transaction in Own Shares released on 16 November, 2009

EXHIBIT 1.8 Transaction in Own Shares released on 17 November, 2009

EXHIBIT 1.9 Director/PDMR Shareholding released on 18 November, 2009

EXHIBIT 2.0 Transaction in Own Shares released on 20 November, 2009

EXHIBIT 2.1 Transaction in Own Shares released on 24 November, 2009

EXHIBIT 2.2 Total Voting Rights released on 30 November, 2009

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 4 November 2009

BP p.l.c. announces that on 2 November 2009
 it transferred to participants in its employee share schemes
53,906 ordinary
shares at prices
between 386.00 pence
 and
500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,065,828 ordinary shares in Treasury, and has 18,753,086,720
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 November 2009

BP p.l.c. announces that on 5 November 2009 it transferred to participants in its employee share schemes 8,359 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,057,469 ordinary shares in Treasury, and has 18,753,194,079 ordinary shares in issue (excluding Treasury shares).

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 November 2009

BP p.l.c. announces that on 6 November 2009 it transferred to participants in its employee share schemes 1,265,000 ordinary shares at a price of 583.90 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,871,792,469 ordinary shares in Treasury, and has 18,754,502,819 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 November 2009

BP p.l.c. announces that on 9 November 2009 it transferred to participants in its employee share schemes 55,328 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,871,737,141 ordinary shares in Treasury, and has 18,754,659,265 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c.
- 10 November 2009

BP p.l.c. was advised on 10 November 2009 by Computershare Plan Managers that on 10 November 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.952 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward        56 shares
Mr I.C. Conn               56 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy               56 shares
Mr S. Westwell           56 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

.

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 13 November 2009

BP p.l.c. announces that on
12 November
2009
 it transferred to participants in its employee share schemes
11,820
ordinary shares at prices
between
386.00 pence
 and
500.00 pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,871,725,321
ordinary shares in Treasury, and has

18,755,914,285
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-16 November 2009

BP p.l.c. announces that on
13 November 2009
 it transferred to participants in its employee share schemes
478,765
ordinary shares at
a price
of

595.20 pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,871,246,556
ordinary shares in Treasury, and has
 18,756,522,470
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 November 2009

BP p.l.c. announces that on 16 November 2009 it transferred to participants in its employee share schemes 46,822 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,871,199,734 ordinary shares in Treasury, and has  18,756,598,392 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
- 18 November 2009

BP p.l.c. was notified on 18 November 2009, by Dr B.E. Grote, a Director of BP p.l.c., that on 17 November 2009 he exercised an option to acquire 25,000 BP ADSs (ISIN number
US0556221044) pursuant to the Executive Directors Incentive Plan at $37.76 per ADS, which were exercisable between 17 February 2004 and 17 February 2010. Dr Grote subsequently disposed of the 25,000 ADSs acquired on 17 November 2009 at a price of $59.4957 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4R

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 November 2009

BP p.l.c. announces that on 19 November 2009 it transferred to participants in its employee share schemes 7,753 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,871,191,981 ordinary shares in Treasury, and has  18,756,749,485 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 November 2009

BP p.l.c. announces that on 23 November 2009 it transferred to participants in its employee share schemes 37,726 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,871,154,255 ordinary shares in Treasury, and has 18,756,962,543 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Total Voting Rights
BP p.l.c.
- 30
 November
 2009

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 November 2009

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,757,140,041 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,762,222,541. This figure excludes (i) 1,871,154,255 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                *********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 December, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary